, 2003 

Rueil, may 12

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate 

Rule 12g3-2(b) - File N° 82-4781


03050737

Dear Madam,

Please find enclosed recently issued press releases :

- Consolidated net sales for the first quarter of 2003,
- Vinci wins contracts for 3 works packages in the construction of the Est-Europe high-speed railway line, worth a total of 221 million euros.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

5/27

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com



6 May 2003

PRESS RELEASE

CONSOLIDATED NET SALES FOR THE FIRST QUARTER OF 2003

VINCI maintains a sustained level of activity over the 1st quarter of 2003 backed by good performance in all business segments as well as by a growing order backlog

VINCI's consolidated net sales remained stable over Q1 2003, totaling 3.8 billion euros at constant scope and exchange rates.

On an actual basis, consolidated net sales were slightly down (-1.4%) as compared to first quarter of fiscal 2002 because of depreciating dollar and pound rates.

This trend highlights Group businesses' strong resilience.

The first quarter, traditionally sensitive to seasonal factors, was marked by bad weather early in the year in France as well as in most European countries, which led to some shifts in scheduling, in particular in road construction.

Under the circumstances, Group businesses performed well.

In **France**, net sales came in at 2.3 billion euros, ie, a level which is very similar to that of the first quarter 2002 (-1.6% actual; -2.5% like-for-like), considering that a year ago net sales included 75 million euros non recurrent profit deriving from a real estate transaction. Restated to take this transaction into account, net sales are actually slightly up on a comparable scope basis, with higher activity in VINCI Construction, VINCI Energies and VINCI Concessions offsetting the cyclical contraction experienced by Eurovia.

Outside France, net sales totaled 1.5 billion euros, up 3.9% on a constant scope and exchange rate basis (-1.2% actual, because of exchange rate changes) as a result of buoyant results in concessions (+8.2%), and in VINCI Construction (+5%), as well as of good overall performance on the part of Eurovia's foreign subsidiaries (+4.3%). 90% of all consolidated business was

performed in Europe, with the United Kingdom now ranking as the Group's number two market, with close to 10% of total sales, ahead of Germany, whose share was down to 7%.

Concessions and services (actual: +1.6%; like-for-like: +4.1%)

With a 4% growth rate on a comparable structure basis, VINCI Concessions remains a significant vector of growth at the Group level, despite sluggish economic circumstances.

VINCI Park's net sales grew by 6% to 121 million euros as a result of both internal growth, in France and abroad, and changes in scope.

Limited growth in Cofiroute's net sales, to 161 million euros (+1%) was due to bad weather conditions in January and a late Easter weekend (shifted from March in 2002 to April in 2003). This led to a 3% drop in traffic on a like-for-like network basis, entirely ascribable to automobiles and which is likely to be largely offset over the second quarter.

Airport services grew on a like-for-like basis by 9% to 118 million euros, thanks in particular to good performance by French subsidiaries, where synergies between WFS and SEN have started to materialize. As circumstances remain very difficult for the whole air transport industry, especially in North America, prospects for this segment are still fragile.

Finally the seeming contraction of net sales in other infrastructure concession businesses mainly reflects foreign exchange fluctuations.

Energy (actual: +2.3%; like-for-like: +1.6%)

VINCI Energies performed well over the first quarter, with net sales at 706 million euros, indicative of the business segment's resilience, backed by know-how diversity and the robust commercial grounding of its individual businesses. Net sales for the first quarter also include the impact of recent acquisitions aimed to strengthen VINCI Energies in Europe (Spark Iberica in Catalonia) as well as to focus on high value-added services (fire protection).

In France, net sales grew by 3.6% to 503 million euros. Buoyancy in thermal engineering businesses (climate control, fire protection), and a significant resumption of investment in telecommunications–related radio infrastructure helped offset the impact of a prolonged downturn in industrial electrical engineering contracts stemming from lead players' wait-and-see attitude.

Outside France, net sales at 203 million euros were down 3.2%, and the trend appeared to affect most European operations in the industry. This state of play reflects VINCI Energies' decision to protect its margin levels on currently sluggish industrial markets.

Roads (actual: -2.8%; like-for-like: stable)

Eurovia's net sales remained globally stable on a like-for-like basis, at 916 million euros. Recent dollar and pound depreciation have however entailed a 2.8% drop in actual terms.

In France, business was negatively impacted by bad weather early in the year, which explains a slight contraction in net sales as compared to the first quarter last year (-2.8%). This one-off lag is however unlikely to affect full-year forecasts, which see 2003 coming in at a similar level to fiscal 2002.

Outside France, net sales grew by +4.3% to 372 million euros, reflecting good performance on the part of most European subsidiaries, and in particular those located in the United Kingdom (+17% to 103 million euros) and the Czech Republic (+25% to 53 million euros). The significant downturn in sales in Germany (-18%), compounded by bad weather, should however be partly offset over the rest of the year with business currently picking up.

Construction (actual: +2.7%; like-for-like: +3.9%)

Net sales for VINCI Construction increased by close to 4% on a like-for-like basis, to 1.73 billion euros. Net sales in France, which accounted for 54% of total sales, grew by close to 3% to 929 million euros. This reflects sustained buoyancy in building and confirms the recovery in civil engineering and earthwork first observed in the second half of 2002.

Outside France, a 5% increase in net sales to 801 million euros reflected quite diverse developments, both in terms of businesses and in terms of geographical areas. In the United Kingdom, net sales at Norwest Holst grew significantly (+28% at constant exchange rate levels) to 196 million euros. VINCI Construction Grands Projets, which had won a number of new and favorable contracts during fiscal 2002, also grew quite significantly (+53%) to 150 million euros. Conversely, the conclusion of a major contract performed for Esso in Cameroon led to reduced activity in other foreign subsidiaries, with net sales down 22% to 119 million euros.

VINCI Construction's future outlook remains positive, as its order backlog at the end of March accounted on average for close to a year's work.

Outlook

At the group level, consolidated order backlog currently totals over 9 months work on average. This is high, slightly above levels recorded at the same time last year, despite unfavorable foreign exchange developments.

With a business segment mix which is now less sensitive to cyclical developments, and a highly selective stance regarding contractual transactions, VINCI intends further to improve its operating performance.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German on the VINCI web site: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 829, 350, 870 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 MARCH 2003

(In millions of euros)

	31 March 2003	31 March 2002	Variation 2003/2002	
			actual	like-for-like
CONSOLIDATED NET SALES				
Concessions and services	**423,5**	**417,0**	**1,6%**	**4,1%**
Energies	**706,1**	**690,5**	**2,3%**	**1,6%**
Roads	**916,4**	**942,8**	**(2,8%)**	**(0,0%)**
Construction	**1 730,3**	**1 684,2**	**2,7%**	**3,9%**
Miscellaneous and double counts	**(0,7)**	**94,8**		
Total	**3 775,5**	**3 829,2**	**(1,4%)**	**(0,1%)**
Of which France				
Concessions and services	301,3	280,8	7,3%	2,5%
Energies	503,4	487,0	3,4%	3,6%
Roads	544,9	556,0	(2,0%)	(2,8%)
Construction	929,2	897,7	3,5%	2,8%
Miscellaneous and double counts	4,4	98,2		
Total	**2 283,3**	**2 319,6**	**(1,6%)**	**(2,5%)**
Of which outside France				
Concessions and services	122,1	136,1	(10,3%)	8,2%
Energies	202,7	203,6	(0,4%)	(3,2%)
Roads	371,5	386,8	(4,0%)	4,3%
Construction	801,1	786,5	1,8%	5,1%
Miscellaneous and double counts	(5,2)	(3,4)		
Total	**1 492,2**	**1 509,6**	**(1,2%)**	**3,9%**

VINCI

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 MARCH 2003

(In millions of euros)

	31 March 2003	31 March 2002	Variation 2003/2002	
			actual	like-for-like
CONSOLIDATED NET SALES				
Concessions and services	**423,5**	**417,0**	**1,6%**	**4,1%**
Energies	**706,1**	**690,5**	**2,3%**	**1,6%**
Roads	**916,4**	**942,8**	**(2,8%)**	**(0,0%)**
Construction	**1 730,3**	**1 684,2**	**2,7%**	**3,9%**
Miscellaneous and double counts	**(0,7)**	**94,8**		
Total	**3 775,5**	**3 829,2**	**(1,4%)**	**(0,1%)**
Of which France				
Concessions and services	301,3	280,8	7,3%	2,5%
Energies	503,4	487,0	3,4%	3,6%
Roads	544,9	556,0	(2,0%)	(2,8%)
Construction	929,2	897,7	3,5%	2,8%
Miscellaneous and double counts	4,4	98,2		
Total	**2 283,3**	**2 319,6**	**(1,6%)**	**(2,5%)**
Of which outside France				
Concessions and services	122,1	136,1	(10,3%)	8,2%
Energies	202,7	203,6	(0,4%)	(3,2%)
Roads	371,5	386,8	(4,0%)	4,3%
Construction	801,1	786,5	1,8%	5,1%
Miscellaneous and double counts	(5,2)	(3,4)		
Total	**1 492,2**	**1 509,6**	**(1,2%)**	**3,9%**



Rueil-Malmaison, 8 April 2003

PRESS COMMUNIQUÉ

VINCI wins contracts for 3 works packages in the construction of the Est-Europe high-speed railway line, worth a total of 221 million euros.

GTM Construction, Sogea Construction and Eurovia, subsidiaries of the VINCI group, have just been selected by RFF (Réseau ferré de France) to undertake 3 of the 11 earthmoving works packages that have now been awarded in respect of the Est-Europe LGV (high-speed line):

- package 12 (Messy / Lisy-sur-Ourcq), a 24.5 km section worth €80.5m,

- package 32 (Bannoncourt / Thiaucourt Regnieville), a 27.9 km section worth €93.2m,

- package 34B (Saint Eprevres / Baudrecourt) : work has already started on this 11 km section, worth €47.5m.

The total value of these three contracts is 221 million euros.

Press contact:
VINCI : Virginie Christnacht
Tel. : 01 47 16 31 82
Fax : 01 47 16 33 88
E-mail : vchristnacht@vinci.com